[ILD Telecommunications, Inc. Letterhead]




                                June 1, 1999


VIA EDGAR AND OVERNIGHT DELIVERY


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
     Attention: Mr. Barry Summer

     Re: ILD Telecommunications, Inc. Registration Statement on Form S-1 (Reg No. 333-51663)

Dear Mr. Summer:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, ILD Telecommunications, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

     This request is made because the Company has been advised by its underwriters that current market conditions are not conducive to an initial public offering of common stock by the Company and that market conditions in the Company's industry are unlikely to improve until later in 1999. Additionally, the Company intends to continue to explore acquisition opportunities, including acquisitions involving the issuance of shares of the Company's common stock. The Company believes that its ability to issue shares of its common stock is limited while the Registration Statement is on file and that any such limitation could materially and adversely affect its ability to pursue and consummate acquisitions.

     The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, particularly because neither the Company nor its underwriters circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the Company's common stock. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

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[ILD Telecommunications, Inc. Letterhead]


     If you have questions or comments about the foregoing, please call the undersigned at (972) 503-1919 or Hill Jeffries or Chris Haffke of Alston & Bird LLP at (404) 881-7000.

                                 Sincerely,


                                 /s/ DENNIS STOUTENBURGH
                                 Dennis Stoutenburgh
                                 President


cc:   M. Hill Jeffries, Esq.
      Christopher W. Haffke, Esq.